SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported) – **December 16, 2005**

ALLETE, Inc.
(Exact name of registrant as specified in its charter)

Minnesota	**1-3548**	**41-0418150**
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

30 West Superior Street
Duluth, Minnesota 55802-2093
(Address of principal executive offices, including zip code)

(218) 279-5000
(Registrant's telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

SECTION 1 – REGISTRANT'S BUSINESS AND OPERATIONS

Item 1.01 Entry into a Material Definitive Agreement

On December 16, 2005, ALLETE, Inc. (ALLETE) entered into an agreement with Wisconsin Public Service Corporation and WPS Investments, LLC that provides for ALLETE, through its Wisconsin subsidiary Rainy River Energy Corporation - Wisconsin, to invest $60 million in cash in American Transmission Company LLC (ATC) by the end of 2006. ALLETE's investment will represent an estimated nine percent ownership interest in ATC. The investment by ALLETE's subsidiary in ATC is subject to review by the Public Service Commission of Wisconsin.

ATC is a Wisconsin-based public utility that owns and maintains electric transmission assets in parts of Wisconsin, Michigan and Illinois. ATC provides transmission service under rates regulated by the Federal Energy Regulatory Commission (FERC) that are set to further the FERC's policy of establishing the independent operation and ownership of, and investment in, transmission facilities. The FERC approved the transaction on December 16, 2005.

The agreement dated December 16, 2005, among ALLETE, Wisconsin Public Service Corporation and WPS Investments, LLC is filed as Exhibit 10 to this Form 8-K and incorporated by reference herein.

SECTION 9 – FINANCIAL STATEMENTS AND EXHIBITS

Item 9.01 Financial Statements and Exhibits

(a)   Financial Statements of Business Acquired – Not applicable

(b)   Pro Forma Financial Information – Not applicable

(c)   Exhibits

Exhibit
Number

    10 - Agreement (without Exhibit) dated December 16, 2005, among ALLETE, Wisconsin Public Service Corporation and WPS Investments, LLC.

Readers are cautioned that forward-looking statements should be read in conjunction with ALLETE's disclosures under the heading: "SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995" located on page 2 of this Form 8-K.

SAFE HARBOR STATEMENT
UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

In connection with the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, ALLETE is hereby filing cautionary statements identifying important factors that could cause ALLETE's actual results to differ materially from those projected in forward-looking statements (as such term is defined in the Private Securities Litigation Reform Act of 1995) made by or on behalf of ALLETE in this Current Report on Form 8-K, in presentations, in response to questions or otherwise. Any statements that express, or involve discussions as to expectations, beliefs, plans, objectives, assumptions or future events or performance (often, but not always, through the use of words or phrases such as "anticipates," "believes," "estimates," "expects," "intends," "plans," "projects," "will likely result," "will continue," "could," "may," "potential," "target," "outlook" or similar expressions) are not statements of historical facts and may be forward-looking.

Forward-looking statements involve estimates, assumptions, risks and uncertainties and are qualified in their entirety by reference to, and are accompanied by, the following important factors, in addition to any assumptions and other factors referred to specifically in connection with such forward-looking statements, which are difficult to predict, contain uncertainties, are beyond ALLETE's control and may cause actual results or outcomes to differ materially from those contained in forward-looking statements:

- ALLETE's ability to successfully implement its strategic objectives;
- prevailing governmental policies and regulatory actions, including those of the United States Congress, state legislatures, the Federal Energy Regulatory Commission, the Minnesota Public Utilities Commission, the Florida Public Service Commission, the Public Service Commission of Wisconsin, and various local and county regulators, and city administrators, about allowed rates of return, financings, industry and rate structure, acquisition and disposal of assets and facilities, real estate development, operation and construction of plant facilities, recovery of purchased power and capital investments, present or prospective wholesale and retail competition (including but not limited to transmission costs), and zoning and permitting of land held for resale;
- effects of restructuring initiatives in the electric industry;
- economic and geographic factors, including political and economic risks;
- changes in and compliance with environmental and safety laws and policies;
- weather conditions;
- natural disasters;
- war and acts of terrorism;
- wholesale power market conditions;
- population growth rates and demographic patterns;
- the effects of competition, including competition for retail and wholesale customers;
- pricing and transportation of commodities;
- changes in tax rates or policies or in rates of inflation;
- unanticipated project delays or changes in project costs;
- unanticipated changes in operating expenses and capital expenditures;
- global and domestic economic conditions;
- our ability to access capital markets;
- changes in interest rates and the performance of the financial markets;
- competition for economic expansion or development opportunities;
- ALLETE's ability to manage expansion and integrate acquisitions; and
- the outcome of legal and administrative proceedings (whether civil or criminal) and settlements that affect the business and profitability of ALLETE.

Additional disclosures regarding factors that could cause ALLETE's results and performance to differ from results or performance anticipated by this report are discussed under the heading "Factors that May Affect Future Results" in Item 7 of ALLETE's 2004 Form 10-K and Item 2 of its Form 10-Q for the quarterly period ended September 30, 2005. Any forward-looking statement speaks only as of the date on which such statement is made, and ALLETE undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which that statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time and it is not possible for management to predict all of these factors, nor can it assess the impact of each of these factors on the businesses of ALLETE or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement. Readers are urged to carefully review and consider the various disclosures made by ALLETE in its 2004 Form 10-K and in ALLETE's other reports filed with the Securities and Exchange Commission that attempt to advise interested parties of the factors that may affect ALLETE's business.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

ALLETE, Inc.

December 21, 2005

/s/ James K. Vizanko
James K. Vizanko
Senior Vice President and Chief Financial Officer

EXHIBIT INDEX

**Exhibit
Number**

10   -   Agreement (without Exhibit) dated December 16, 2005, among ALLETE, Wisconsin Public Service Corporation and WPS Investments, LLC.

EXHIBIT 10

FINAL 11/30/05

AGREEMENT

THIS AGREEMENT (the "Agreement") is made as of the 16th day of December, 2005, among ALLETE, Inc., a Minnesota corporation ("ALLETE"), Wisconsin Public Service Corporation, a Wisconsin corporation ("WPSC") and WPS Investments, LLC, a Wisconsin limited liability company ("WPSI"). WPSC and WPSI are sometimes referred to herein collectively as "WPS." Each of ALLETE, WPSC and WPSI is sometimes referred to herein as a "Party" or collectively as the "Parties."

WHEREAS, WPSC and ALLETE were originally joint applicants in connection with the construction of a 345 kV transmission line, which is planned to run from ALLETE's Arrowhead substation located near Duluth, Minnesota to American Transmission Company LLC's ("ATCLLC") Weston substation, located near Wausau, Wisconsin (the "Project");

WHEREAS, in connection with the initial joint development of the Project, WPSC and ALLETE agreed that ALLETE would have the right to purchase a portion of the Project located in Wisconsin ("Project Right"); and

WHEREAS, the primary responsibility for the Project was transferred to ATCLLC in 2003, pursuant to the November 8, 2002 agreement among ATCLLC, ATC Management Inc. ("ATCMI") (ATCLLC and ATCMI may be collectively referred to herein as "ATC"), WPSC and WPSI (WPSC and WPSI may be collectively referred to herein as "WPS") ("Transfer Agreement"), and as approved by the Public Service Commission of Wisconsin ("PSCW") in Docket 05-AE-115 (Order dated April 17, 2003), and by the Federal Energy Regulatory Commission ("FERC") in *American Transmission Co. LLC, et al.*, 102 FERC ¶ 62,172 (2003);

NOW, THEREFORE, in consideration of the promises and mutual agreements herein contained, the Parties hereby agree as follows:

1. Purpose of Agreement. The Parties have determined it is preferable that, rather than exercising its Project Right, ALLETE or ALLETE's designated affiliate (collectively referred to herein as "ALLETE"), funds a portion of ATC's monthly capital calls to WPS pursuant to the Transfer Agreement ("Project Capital Calls"); and in exchange for ALLETE's funding of such Project Capital Calls, ALLETE receives Member Units (as such term is defined in the ATCLLC Operating Agreement dated as of January 1, 2001) in ATCLLC, and Class A Common Stock (as such term is defined in the ATCMI Shareholders Agreement dated as of January 1, 2001) in ATCMI.

    ALLETE is willing to relinquish its Project Right in exchange for funding $60 million in Project Capital Calls by the end of 2006.

2. ALLETE Participation in Project Capital Calls. The Parties hereby acknowledge and agree that:

    i. Project Capital Calls: Commencing with the first Project Capital Call on or after the Effective Date (as defined in Section 5 below) and subject to the terms of this Agreement, ALLETE shall fund 72% of each Project Capital Call; provided however, if the Effective Date occurs after the December 2005 Project Capital Call, but before the January 2006 Project Capital Call, is funded, ALLETE shall fund 78% of each Project Capital Call beginning with the January 2006 Project Capital Call. If the Effective Date occurs after the January 2006 Project Capital Call has been funded, the Parties shall cooperate in good faith to modify ALLETE's percentage participation in Project Capital Calls for the remainder of 2006 with the intent that the modified ALLETE percentage participation will allow ALLETE to fund a total of $60 million in Project Capital Calls by the end of 2006. If, following the May 2006 Project Capital Call, the Parties reasonably determine that ALLETE's then-current percentage participation in Project Capital Calls will not likely result in ALLETE being able to fund $60 million in Project Capital Calls by the end of 2006, then the Parties shall agree to a one-time increase to ALLETE's percentage participation in Project Capital Calls, beginning with the June 2006 Project Capital Call. Such increased participation percentage will not exceed 100% of such Project Capital Calls but will be based on an intent to modify ALLETE's percentage participation to allow ALLETE to fund a total of $60 million in Project Capital Calls by the end of 2006.

    ii. <u>Funding of Project Capital Calls</u>: In the event that WPS, under the ATC-WPS Agreements (as such term is defined in Section 6(b) below), has the right to refuse to participate in a Project Capital Call, ALLETE shall also have the right, but not the obligation, to refuse to participate in such Project Capital Call.

3. <u>Termination of Project Right</u>.   Upon ALLETE's funding of a total of $60 million in Project Capital Calls by the end of 2006, or in the event of WPS's termination of this Agreement in accordance with Section 7(i) below, ALLETE's Project Right shall automatically terminate; provided, however, if ALLETE is not offered the opportunity to fund a total of $60 million in Project Capital Calls by the end of 2006, then the Parties shall negotiate in good faith an amendment to this Agreement that preserves and reinstates, to the maximum extent possible, each Party's benefits of the bargain as set forth in this Agreement.

4. <u>Transaction Documents</u>.   In order to effectuate the transaction contemplated in this Agreement, the Parties acknowledge and agree that the following agreements must be fully executed and delivered in addition to this Agreement:

    i. Transfer Agreement Amendment, as defined in Section 9 below, among ATCLLC, ATCMI, WPSC and WPSI;

    ii. Operating Agreement between ATCLLC and ALLETE; and

    iii. Subscription Agreement among ATCLLC, ATCMI and ALLETE.

This Agreement and the agreements listed in subsections (i) through (iii) above are collectively referred to herein as the "<u>Transaction Documents</u>."

5. <u>Term and Effective Date</u>.   The term of this Agreement shall commence as of the date first written above and shall expire when ALLETE has funded $60 million in Project Capital Calls, unless extended or earlier terminated as provided herein ("<u>Term</u>"). The "<u>Effective Date</u>" shall be the date on which all Required Approvals, as set forth in Section 9 below, have been received and all Transaction Documents have been fully executed and delivered.

6. <u>Representations and Warranties.</u>

    a. Each of the Parties hereby represents and warrants to each of the other Parties that, from and after the Effective Date:

        i. This Agreement and the other Transaction Documents to which it is a party constitute valid and binding obligations of such Party, enforceable against it in accordance with their respective terms, except as such enforceability may be limited by bankruptcy, insolvency, or similar laws or equitable remedies affecting creditors' rights generally;

        ii. There are no lawsuits, claims, complaints or investigations pending, or to its knowledge threatened, against it, by any governmental entity or third party that would reasonably be likely to prohibit, or otherwise have a materially adverse consequence on, the transactions contemplated by this Agreement and the other Transaction Documents to which it is a party;

        iii. It has obtained all consents, authorizations and approvals, and taken all other actions, that are required for it to execute, deliver and perform its obligations under this Agreement and the other Transaction Documents to which it is a party; and

        iv. The execution, delivery and performance by it of this Agreement and the other Transaction Documents to which it is a party will not: result in a material breach under any agreements to which it is a party, or constitute a violation of any applicable federal, state or local governmental law, regulation or order.

    b. Each of WPSC and WPSI further represents and warrants to ALLETE that: (i) all agreements between it and ATCLLC and/or ATCMI, which relate to the Project and are reasonably necessary for WPSC and WPSI to cede to ALLETE a percentage of their rights to participate in Project Capital Calls as set forth herein (the "<u>ATC-WPS Agreements</u>"), are in full force and effect; and (ii) neither it nor ATC is in violation or breach under any of the ATC-WPS Agreements, and it has received no notice and has no knowledge of any claim alleging a violation or breach under the ATC-WPS Agreements, which would reasonably be likely to prohibit or otherwise materially affect the transactions contemplated by this Agreement and the other Transaction Documents to which it is a party. WPSC and WPSI shall promptly notify ALLETE in writing of any party's termination, violation or breach, or claim or notice therefor, under any of the ATC-WPS Agreements. Any termination of the ATC-WPS Agreements, before the termination of the Project Right under Section 3 above, shall have no effect on the Project Right.

The Parties' representations and warranties set forth in this Section 6 shall survive until the earlier of the expiration of the Term or termination of this Agreement.

7. <u>Termination.</u> This Agreement may be terminated upon prior, written notice:

        i. by either WPS or ALLETE if any representation or warranty made by the other Party under this Agreement or any of the other Transaction Documents shall prove to have been materially false or misleading when made or ceases to remain true during the

Term or if the other Party breaches any of its obligations under this Agreement, if such cessation or breach would reasonably be expected to have a materially adverse consequence on the other Party or the transactions contemplated in the Transaction Documents, provided that, if cure of the underlying condition that resulted in the untruth or cure of the breach would result in it having no materially adverse consequence on the other Party or the transactions contemplated in the Transaction Documents, such condition or breach has not been cured within thirty (30) days after receipt of written notice from the other Party;

ii. by ALLETE in the event of ATC's: (i) dissolution or liquidation; (ii) assignment of any of its rights under the Transaction Documents for the benefit of creditors; or (iii)voluntarily filing, or having filed against it, a petition in bankruptcy or insolvency or for reorganization or arrangement under United States bankruptcy laws or the insolvency act of any State; or

iii. by ALLETE for all future Project Capital Calls in the event that any of the agreements described in Section 4(i) – (iii) above expires or is terminated; provided however, if ALLETE terminates this Agreement under this subpart (iii), the Parties shall negotiate in good faith an amendment to this Agreement that preserves and reinstates, to the maximum extent possible, each Party's benefits of the bargain as set forth in this Agreement.

8. Assignment. The Parties' respective rights and obligations under this Agreement may be assigned only with the written consents of the other Parties hereto, which consents shall not be unreasonably withheld or unduly delayed; provided however, any Party may, without the other Parties' consents, assign all or part of its rights and obligations hereunder to its affiliated company including, without limitation, its successor in interest by way of merger, consolidation or sale of all or substantially all of its assets. This Agreement shall be binding upon and shall inure to the benefit of the Parties, their respective successors and permitted assigns, but shall not confer any rights or remedies upon any third party. Any purported assignment of this Agreement without the written consent of the other Parties, if required hereunder, shall be null and void.

9. Regulatory and Other Required Approvals. This Agreement is expressly conditioned on: (i) the PSCW's approval of an amendment to the Transfer Agreement, to facilitate ALLETE's participation in Project Capital Calls as set forth in Sections 1 and 2 above ("Transfer Agreement Amendment"); (ii) FERC 203 approval of ALLETE's acquisition of Member Units in ATCLLC and Class A Common Stock in ATCMI; and (iii) the approval of the ATCMI Board of Directors, which is attached as Exhibit A hereto and made a part hereof ("ATCMI Board of Directors' Approval"). (Collectively, subparts (i), (ii) and (iii) are referred to herein as "Required Approvals.") The Parties shall cooperate in good faith in seeking all Required Approvals necessary to effectuate this Agreement and the other Transaction Documents. If a Party receives notice, or otherwise becomes aware, that another regulatory approval is required in order to effectuate this Agreement or the other Transaction Documents, such Party shall notify the other Parties via telephone as soon as practicable, and they shall cooperate in good faith to obtain such additional regulatory approval as expeditiously as possible.

4

10. <u>Severability</u>. If: (i) any term of this Agreement is determined to be invalid, illegal or unenforceable by any court or governmental authority having jurisdiction; or (ii) one or more of the Required Approvals set forth in Section 9 above is not obtained by May 15, 2006, or is denied or conditioned in a manner that materially adversely affects a Party's respective benefits and obligations hereunder, then the Parties shall negotiate in good faith a new provision or new agreement that will be legally enforceable, or gain such Required Approvals as applicable, and to the maximum extent possible, restore each Party's benefits of the bargain contained in this Agreement.

11. <u>Counterparts</u>. This Agreement may be executed in any number of separate counterparts, each of which shall be deemed to be an original and all of which together shall constitute one and the same agreement.

IN WITNESS WHEREOF, this Agreement has been executed and delivered by the Parties hereto on the date first written above.

**WISCONSIN PUBLIC SERVICE
CORPORATION**

By: _____

Name: Larry L. Weyers

Title: Chairman and Chief Executive Officer

ALLETE, INC.



By: _____

Name: Donald J. Shippar

Title: President & CEO

**WPS INVESTMENTS, LLC
By WPS Resources Corporation, its Manager**



By: _____

Name: Larry L. Weyers

Title: Chairman, President and Chief Executive Officer